EXHIBIT 99.1

Lombard Medical Announces Completion of Altura® Endovascular Stent Graft Live Case Presentation at the 12th Annual Leipzig Interventional Course (LINC)

First Ever Live Case Presentation Highlighted Revolutionary Product Advantages

IRVINE, Calif., Jan. 27, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that on January 27, 2016 its new Altura® Endograft System successfully treated a patient with an abdominal aortic aneurysm in a live clinical case presentation for the first time at the 12th annual Leipzig Interventional Course (LINC).  The Altura Endograft System procedure was completed by PD Dr. Andrej Schmidt at the Leipzig University Hospital.  LINC is being held at the Trade Fair Leipzig, in Leipzig, Germany, January 26-29, 2016.

“From a physician’s perspective the Altura Endograft greatly simplifies procedural planning due to its unique design and sizing options,” said PD Dr. Andrej Schmidt.  “The device is very easy to use, can be repositioned, requires no time consuming cannulation and is delivered through a 14F ultra low profile delivery catheter.”

“We’d like to thank PD Dr. Andrej Schmidt and Prof. Dr. Dierk Scheinert for the opportunity to present the Altura Endograft’s revolutionary approach to EVAR at LINC 2016,” said Lombard CEO Simon Hubbert.  “We have chosen LINC as the platform upon which to officially launch Altura in Europe, and today’s live case is a significant milestone for the Company as we begin our commercial launch in the UK and Germany.”

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: 949 379 3750 / +44(0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: 949 748 6764